UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

AMERICAN ISRAELI PAPER MILLS LTD. (Name of Issuer)
Ordinary Shares, NIS 0.01 par value per share (Title of Class of Securities)
027069509 (CUSIP Number)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 027069509

1.	Names of Reporting Persons. Bank Hapoalim B.M. (on behalf of its mutual funds and provident funds) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 207,707.41

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,707.41

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person OO

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Item 1.
(a)	Name of Issuer AMERICAN ISRAELI PAPER MILLS LTD.
(b)	Address of Issuer's Principal Executive Offices P.O. Box 142, Hadera 38101, Israel

Item 2.
(a)	Name of Person Filing Bank Hapoalim B.M. (on behalf of its mutual funds and provident funds)
(b)	Address of Principal Business Office or, if none, Residence 50 Rothschild Boulevard Tel Aviv, Israel
(c)	Citizenship A commercial bank organized under the laws of Israel.
(d)	Title of Class of Securities Ordinary Shares, NIS 0.01 par value per share.
(e)	CUSIP Number 027069509

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
The ownership percentage set forth below is based on 3,968,295 ordinary shares, NIS 0.01 par value per share, outstanding as of December 31, 2003, as reported in the issuer’s Form 6-K filed with the Securities and Exchange Commission on March 11, 2004. The securities reported on herein are beneficially owned by mutual funds and provident funds managed by several fund managers and other managing entities, all subsidiaries of the reporting person. While such subsidiaries are deemed to hold investment power over the securities owned by the mutual funds and provident funds, voting power over such securities is held by independent/external members of the investment committee of each such mutual fund or provident fund. Under explicit provisions of the Israeli law, any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the unit holders of the mutual funds and the members of the provident funds respectively.

(a)	Amount beneficially owned: 207,707.41
(b)	Percent of class: 5.2%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: N/A
(iii) Sole power to dispose or to direct the disposition of: 207,707.41
(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

                  The individual mutual and provident funds managed by the subsidiaries described in item 4 have the right to receive dividends and proceeds from the sale of the securities reported on this statement. No individual mutual or provident fund owns 5% of the class of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Poalim Mutual Funds Ltd, Lahak Mutual Funds Management Ltd., “Kovetz” Hevra Lenihul Kupot Gemel Ltd., “Yeter” Kranot Gmulim Ltd, “Amir” Keren Gmulim Ltd, “Bar” Keren Gmulim Ltd, “Kineret” Keren Hishtalmut Ltd, “Aluma” Kupat Gemel Le Atzmaum Ltd, “Katzir” Kupat Tagmulim Upitzuim Ltd, “Teuza” Kupat Gemel Le Atzmaim Ltd, “Dinamit” Kupat Tagmulim Ltd, “Tagmulim” Ltd, “Gadish” Kranot Gmulim Ltd, “Krern Or” Kupat Tagmulim Upitzuim Ltd, “Peles” Kranot Gmulim Le’atzmaim, “Bitzaron”-Provident Fund at Bank Otsar Ha-Hayal Limited, Provident Fund “Habitachon” at Bank Otsar Ha-Hayal Limited, “Shirion” Kupat Gemel at Bank Otsar Ha-Hayal Limited, “Smadar” Keren hishtalmoot limited.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      This report shall not be construed as an admission by the person filing the report that it is the beneficial owner of any securities covered by the report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2004
BANK HAPOALIM B.M.
/s/ Shalom Bitton By: Shalom Bitton
Title:	Manager of the Securities Operation Department

/s/ Edgar Lemel By: Edgar Lemel
Title:	Manager-Custody Section Operation Department

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